July 18, 2005

Ms. Nili Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Nevada Chemicals, Inc.
         Form 10-K for the fiscal year ended December 31, 2004
         Filed March 18, 2005
         File No. 0-10634

Dear Ms. Shah:

         Nevada Chemicals, Inc. (the "Company") has received your comment letter dated June 22, 2005, and we respectfully submit our responses to the comments.

                 Form 10-K for the Year Ended December 31, 2004

Financial Statements
--------------------

Note 7. Income Taxes, page F-13
-------------------------------

1. We have reviewed your response to prior comment 8 in our letter dated May 9, 2005. Please confirm our understanding that the deferred tax assets arising from foreign tax and other credit carryforwards relate to the income tax amounts accrued for resolution of the audit by the CCRA, as disclosed in note 14. If so, please explain why, if these accruals meet the "probable" criterion in paragraph 8.a of SFAS No. 5, the realization of the resulting deferred tax asset does not meet the lower threshold of "more likely than not" in paragraph 17.e of SFAS No.
109. As part of your response, please tell us how the expiration dates of the tax credits compare to your estimates regarding the length of time for CCRA to complete the audit. In addition, in future filings please revise your disclosures to clarify:

         o That the foreign tax and other credit carryforwards are comprised primarily of estimated foreign taxes projected to result from the final settlement and payment of income taxes in Canada.




  Nevada Chemicals, Inc. 9149 South Monroe Plaza Way, Suite B, Sandy, UT 84070
                       (801) 984-0228 Fax (801) 984-0231

         o That the realization of these deferred tax assets depends on the results of the CCRA audit process discussed in note 14 and the expiration date of these tax credits.

         o The expiration date of these tax credits, pursuant to paragraph 48 of SFAS No. 109.

         Company Response: We confirm that the deferred tax assets arising from foreign tax and other credit carryforwards relate primarily to the income tax amounts accrued for resolution of the audit by CCRA, as disclosed in note 14. The composition and expiration dates of these credit carryforwards are as follows:


              Foreign tax credits                               $ 1,273,000
              Other tax credits                                      70,000
                                                       ---------------------

              Total                                             $ 1,343,000
                                                       =====================


              Expiring in Years Ending
                 December 31:
                 2005                                             $ 294,000
                 2006                                               979,000
                 2007                                                   -
                 2008                                                   -
                 After 2008                                          70,000
                                                       ---------------------

              Total                                             $ 1,343,000
                                                       =====================


         We believe the amount accrued for income taxes due upon resolution of the audit by CCRA meets the "probable" criterion in paragraph 8.a of SFAS No. 5 based on the results of the first phase of the audit and on the advise of our professional tax advisors in Canada.

         The Company's income tax returns filed in Canada for the years ended December 31, 1995 through 2001 are under audit by CCRA. The Company has elected to claim foreign tax credits on its United States income tax returns for these years based on the Canadian income tax amounts accrued for resolution of the audit by CCRA. Deferred tax assets relating to carryforward amounts of these credits have been estimated and disclosed in the notes to our financial statements. However, we are currently unable to conclude that the realization of these deferred tax assets meet the "more likely than not" criterion in paragraph 17.e of SFAS No. 109. We have, therefore, recorded a valuation allowance equal to 100% of the deferred tax assets as required by SFAS No. 109. The uncertainties surrounding the realization of the deferred tax assets include the following:

         o The Internal Revenue Service ("IRS") is currently auditing the income tax returns of the Company for the years ended December 31, 2001 through 2003. These audits have not been completed as of the date of this letter; however, preliminary discussions with the IRS indicate that foreign tax credit carryforwards reported on these returns relating to Canadian income tax amounts accrued for resolution of the audit by CCRA may not be allowed until final amounts have been determined in the audit and paid by the Company.

         o As the above table indicates, essentially all foreign tax credit carryforwards relate to years for which the statute of limitations will soon expire. Of the foreign tax credit carryforwards, $294,000 will expire this year and $979,000 will expire in 2006.

         o We have notified CCRA that we will proceed to the appeals level of the audit process. The timing of the commencement and completion of the appeals process is not known at this time, and the ultimate completion of the audit process may extend beyond the scheduled expiration dates of the credit carryforwards.


         In future filings, we will revise our disclosures to clarify:

         o That the foreign tax and other credit carryforwards are comprised primarily of estimated foreign tax credits projected to result from the final settlement and payment of taxes in Canada.

         o That the realization of these deferred tax assets depends on the results of the CCRA audit process discussed in note 14 and the expiration date of these credits.

         o The expiration date of these tax credits, pursuant to paragraph 48 of SFAS No. 109.


Cyanco Company Financial Statements

Note 2. Acquisition, page 7
---------------------------

2. We note your response to prior comment 10 in our letter dated May 9, 2005. We do not understand your basis in GAAP for charging amounts in excess of the minimum revenue sharing amount of $900,000 to cost of sales. In future filings, please recognize these excess amounts as part of the acquisition, as required by paragraph 28 of SFAS No. 141. Separately, please test for impairment as required by SFAS No. 142 and SFAS No. 144, when indicators suggest that the carrying amount of the acquired property, equipment and customer relationships is not recoverable.

         Company Response - We concur with your conclusion. In future filings, we will recognize the amounts in excess of the minimum revenue sharing amount of $900,000 as part of the acquisition cost of the customer relationships rather than as a component of cost of sales in the financial statements of Cyanco Company ("Cyanco"). These excess amounts, along with the carrying amount of acquired property, equipment, customer relationships, and other long-lived assets will be tested for impairment as required by SFAS No. 142 and SFAS No. 144, when indicators suggest that the carrying amount is not recoverable.

Note 5.  Intangible Assets, page 10
-----------------------------------

3. We have reviewed your response to prior comment 11 in our letter dated May 9, 2005. Please note that potential competitive harm that may arise from the disclosure of the facts and circumstances leading to the impairment of your customer-related intangible is not a sufficient reason for not complying with GAAP. Please show us your proposed disclosures to comply with paragraph 46.a of SFAS No. 142 in future filings. In addition, in your management's discussion and analysis, please disclose known trends and uncertainties related to your customer's negotiations on Cyanco's revenues and your net income, in light of Cyanco's significant dependence on customers, as disclosed on page 2. See Item 303(a)(3)(ii) of Regulation S-K. Please also show us what these disclosures will look like.

         Company Response - In future filings, we will expand our footnote disclosure in the financial statements of Cyanco to provide the information required by paragraph 46.a of SFAS No. 142 for each period in which an impairment loss is recognized, substantially in the following format:

                  Cyanco reviews its long-lived assets, including customer relationships and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Cyanco assesses the recoverability of the long-lived assets by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts, using the following impairment indicators:

         o    Contract price per pound of product delivered

         o    Projected number of pounds of product to be delivered

         o Projected life of the contract, including reasonable assumptions for renewals beyond the initial contract period

         o    Projected costs of raw materials

         o    Projected reductions in cash flows for revenue sharing obligation

                  The amount of impairment loss, if any, is calculated based on the excess of the carrying amount over the estimated fair value of those assets, calculated using the discounted cash flows expected during the remaining useful life.

                  In the acquisition of the FMC assets, Cyanco allocated $4,500,000 to customer relationships and other related intangible assets. In January 2005, Cyanco was notified that a significant customer might not extend its product supply contract for 100% of its requirements beyond 2005. Prior projections and impairment analysis had assumed Cyanco would supply this customer through 2008.

                  Cyanco completed an impairment analysis of its intangible assets as of December 31, 2004 using projected discounted cash flows from the acquired customer relationships, with factors adjusted for the events of January 2005 and assuming Cyanco would supply a portion of the customer's product through 2006. The result was an impairment loss recorded by Cyanco in the fourth quarter of 2004 of $1,100,000.

                  In June 2005, Cyanco was informed that the customer would not renew the contract beyond 2005 for any of its requirements. Cyanco completed an impairment analysis of its intangible assets as of June 30, 2005 using projected discounted cash flows, eliminating all projected future cash flows from this customer. The result was an impairment loss recorded by Cyanco in the second quarter of 2005 of $536,000.

                  In accordance with SFAS No. 144, Cyanco's impairment analysis included the review of the amortization method and period related to the remaining carrying value of its intangible assets at June 30, 2005. Beginning July 1, 2005, Cyanco will calculate the amortization of the carrying value of the customer relationships using the units of production method, based on the estimated remaining pounds to be delivered pursuant to the underlying contracts. This change in estimate will result in estimated future amortization expense for intangible assets as follows:

                  Six months ending December 31, 2005                $ 921,000
                  Years ending December 31:
                              2006                                     351,000
                              2007                                     117,000
                                                             ------------------

                                                                   $ 1,389,000
                                                             ==================

         In future filings, we will expand our disclosure in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") to disclose known trends and uncertainties related to Cyanco's negotiations with customers on Cyanco's revenues and the net income of the Company. Since the end result of the negotiations with the customer described above are known, we will discuss the negative impact on the financial statements of Cyanco and of the Company. In addition, we will add a section in the Results of Operations Section of MD&A entitled "Impairment of Long-Lived Assets", and will repeat much of the above disclosure related to impairment that we propose to add to the notes to the financial statements of Cyanco. This expanded and revised MD&A disclosure will substantially be in the following format:

         Overview

                  Cyanco's business is characterized by competitive demands, dependence on a relatively small number of customers, fluctuating market prices for energy and raw materials and increases in the cost of labor.

                  As a result of the FMC transaction in 2002, Cyanco competes primarily with DuPont to supply sodium cyanide to the Nevada gold mining industry. The Company believes that the important competitive factors in the sodium cyanide market are location, service, quality and price. Cyanco delivers product to its customers pursuant to supply contracts, which vary in length. Cyanco must meet competitive demands in order for its customers to renew product supply contracts as they expire, and has been able to achieve results by being creative and service-oriented and offering competitive prices.

                  All of the Company's sales occur within the western United States. Since most of Cyanco's cyanide customers are large mining companies, the number of companies it services is relatively small compared to those of a wholesale distribution or retail business. During 2004, Cyanco had sales to three customers representing 39%, 36% and 12% of total sales. A loss of one or more customers could adversely affect future sales, and may have a material adverse effect on the Company's results of operations. Such a loss can occur either from the customer switching to another source or from the customer electing to close or suspend a mining operation. However, such losses of customers due to mine closures are not currently expected to occur, since these customers have lower than average operating costs to produce gold, which should allow them to continue producing gold in periods of fluctuating market prices of gold.

         Results of Operations

         Impairment of Long-Lived Assets

                  Cyanco reviews its long-lived assets, including customer relationships and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Cyanco assesses the recoverability of the long-lived assets by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts, using the following impairment indicators:

         o    Contract price per pound of product delivered

         o    Projected number of pounds of product to be delivered

         o Projected life of the contract, including reasonable assumptions for renewals beyond the initial contract period

         o    Projected costs of raw materials

         o    Projected reductions in cash flows for revenue sharing obligation

                  The amount of impairment loss, if any, is calculated based on the excess of the carrying amount over the estimated fair value of those assets, calculated using the discounted cash flows expected during the remaining useful life.

                  In the acquisition of the FMC assets, Cyanco allocated $4,500,000 to customer relationships and other related intangible assets. In January 2005, Cyanco was notified that a significant customer might not extend its product supply contract for 100% of its requirements beyond 2005. Prior projections and impairment analysis had assumed Cyanco would supply this customer through 2008.

                  Cyanco completed an impairment analysis of its intangible assets as of December 31, 2004 using projected discounted cash flows from the acquired customer relationships, with factors adjusted for the events of January 2005 and assuming Cyanco would supply a portion of the customer's product through 2006. The result was an impairment loss recorded by Cyanco in the fourth quarter of 2004 of $1,100,000, reducing the Company's equity in earnings of Cyanco by $550,000 during the quarter.

                  In June 2005, Cyanco was informed that the customer would not renew the contract beyond 2005 for any of its requirements. Cyanco completed an impairment analysis of its intangible assets as of June 30, 2005 using projected discounted cash flows, eliminating all projected future cash flows from this customer. The result was an impairment loss recorded by Cyanco in the second quarter of 2005 of $536,000, reducing the Company's equity in earnings of Cyanco by $268,000 in the second quarter of 2005.

                  Since the acquisition of the customer relationships in 2002, sales to this customer have accounted for 10-13% of Cyanco's total sales. Cyanco must replace these sales after 2005 with sales to new or existing customers or Cyanco's sales will decrease accordingly. A decrease in Cyanco sales would have a negative impact on the Company's equity in earnings of Cyanco and on the net income reported by the Company.

                  In accordance with SFAS No. 144, Cyanco's impairment analysis included the review of the amortization method and period related to the remaining carrying value of its intangible assets at June 30, 2005. Beginning July 1, 2005, Cyanco will calculate the amortization of the carrying value of the customer relationships using the units of production method, based on the estimated remaining pounds to be delivered pursuant to the underlying contracts. This change in estimate will result in estimated future amortization expense for intangible assets as follows:

                  Six months ending December 31, 2005             $ 921,000
                  Years ending December 31:
                              2006                                  351,000
                              2007                                  117,000
                                                          ------------------

                                                                $ 1,389,000
                                                          ==================


         In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

         o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

         Please contact me directly at (801) 984-0228 should you have questions or need additional information.


Yours truly,


/s/Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer